PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Cash	$ 198,260
Receivable from broker/dealer	85,697
Securities owned, at fair value	6,945
Related party receivable	6,500
Other assets	10,416
TOTAL ASSETS	$ 307,818

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 33,706
Commissions payable	24,097
Subordinated loans	125,000
Total Liabilities	$ 182,803
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 100,000 shares authorized, 2,211 shares issued and outstanding	$ 22
Less: Treasury stock, at cost	(15,543)
Additional paid-in capital	61,855
Retained earnings	78,681
Total Shareholders' Equity	$ 125,015
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 307,818

The accompanying notes are an integral part of these financial statements.

PODESTA & CO.

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2017

REVENUE		
Commissions and concessions	$	510,886
Investment advisory fees		241,081
Other		4,930
Total Revenue	$	756,897
EXPENSES		
Compensation and related benefits	$	373,629
Commissions		120,980
Clearing and execution charges		58,039
Communications		51,991
Occupancy		66,183
Other expenses		80,944
Total Expenses	$	751,766
NET INCOME	$	5,131

The accompanying notes are an integral part of these financial statements.

PODESTA & CO.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED MARCH 31, 2017

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance-Beginning of Year	$ 22	$(15,543)	$ 61,855	$ 73,550	$ 119,884
Net Income	-	-	-	5,131	5,131
BALANCE-END OF YEAR	$ 22	$(15,543)	$ 61,855	$ 78,681	$ 125,015

The accompanying notes are an integral part of these financial statements.

PODESTA & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2017

Cash Flows from Operating Activities	
Net Income	$ 5,131
Adjustments:	
Unrealized gain	(307)
Increase in receivable from broker/dealers	(13,151)
Increase in other assets	(1)
Decrease in accounts payable and accrued expenses	(2,552)
Decrease in commissions payable	(10,523)
Net Cash Flow Provided (Used) by Operating Activities	$ (21,403)
Net Cash Flow Provided (Used) by Investing Activities	$ -0-
Net Cash Flow Provided (Used) by Financing Activities	
Proceeds from subordinated loan	$ 75,000
Net Increase in Cash	$ 53,597
Cash at March 31, 2016	$ 144,663
Cash at March 31, 2017	$ 198,260

Supplemental Information:

Interest paid	$ 4,404

The accompanying notes are an integral part of these financial statements.

PODESTA & CO.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2017

Subordinated liabilities at April 1, 2016	$ 65,000
Increases:	
Issuance of subordinated loan	75,000
Decreases:	
Termination of secured demand note collateral agreement	(15,000)
Subordinated liabilities at March 31, 2017	$ 125,000

The accompanying notes are an integral part of these financial statements.